Exhibit 16.1

May 24, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Amtech Systems, Inc. and, under the date of January 10, 2005, we reported on the consolidated financial statements of Amtech Systems, Inc. as of and for the years ended September 30, 2004 and 2003. On May 18, 2005, we declined to stand for reappointment. We have read Amtech Systems, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 18, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with any of Amtech Systems, Inc.’s statements in section 4.01(b).

Very truly yours,

/s/ KPMG LLP

Phoenix, Arizona